Loeb King Trust
125 Broad Street, 14th Floor | New York, NY 10004

March 24, 2014

VIA EDGAR TRANSMISSION

Derek B. Newman

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Loeb King Asia Fund (the “Fund”)

Post-Effective Amendment No. 3 (“PEA 3”) to the Registration Statement on Form N-1A
File Nos. 333-189250 and 811-22852

Dear Mr. Newman:

The purpose of this correspondence is to respond to comments the Fund received from you on February 5, 2014. Your comments and the Fund’s responses are set forth below. Capitalized terms used in this response letter but not defined herein have the same meaning as in the Registration Statement. In connection with this correspondence, the Fund acknowledges that:

(1)	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

Comment 1.	Please add disclosure to footnote 2 to the Fees and Expenses table to note that the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement may be greater than the Fund’s expense cap if the Fund incurs expenses that are excluded from the expense cap.

Response:	Footnote 2 has been revised to read as follows:

The Adviser has contractually agreed to waive its fees or reimburse Fund expenses until at least December 31, 2015, to ensure that Total Annual Fund Operating Expenses (exclusive of interest, taxes, acquired fund fees and expenses, distribution and/or service (12b-1) fees, borrowing costs, dividend and interest expenses on short positions, brokerage commissions, transaction costs and extraordinary expenses (collectively, “Excluded Expenses”) and inclusive of organizational expenses) will not exceed 1.99% of the Fund’s average daily net assets. To the extent the Fund incurs Excluded Expenses, Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement may be greater than 1.99%. The Adviser is permitted to recoup waived fees and expense reimbursements made during the prior three fiscal years, subject to the foregoing expense limits. This arrangement can be terminated only by, or with the consent of, the Trust’s Board of Trustees.

Comment 2.	Please confirm that the Trust has no present intention to terminate the expense limitation agreement.

Response:	The Trust confirms that it has no present intention to terminate the expense limitation agreement.

Comment 3.	Please confirm that the expense example amounts for the 3-year period only take the expense limitation agreement into account for the first year.

Response:	The Trust confirms that the expense example amounts for the 3-year period only take the expense limitation agreement into account for the first year.

Comment 4.	Please consider disclosing in the prospectus or statement of additional information (“SAI”) the portfolio turnover rate for the Predecessor Private Fund for the most recent fiscal year.

Response:	Disclosure regarding the Predecessor Private Fund’s portfolio turnover rate has been added to the SAI under “Portfolio Turnover.”

Comment 5.	Please confirm whether the Fund expects to take a control position in one or more operating companies as part of its principal investment strategy. If yes, please add disclosure with respect to that component of the strategy and appropriate risk disclosure. If no, please add disclosure (see third paragraph under “Principal Investment Strategies”) to distinguish the adviser’s “intrinsic value” test from the “private equity value test.”

Response:	The Adviser does not expect that the Fund will take a control position in unaffiliated operating companies as part of its principal investment strategy. The following disclosure has been added to the third paragraph under “Principal Investment Strategies”:

While the Adviser does not expect that the Fund will take a control position in any company (i.e., own at least 25% of the company’s outstanding voting securities), the Adviser employs the “private equity value test” to identify latent value that may be accessed if the company elects (or is forced by a controlling shareholder other than the Fund) to undergo such restructurings.

Comment 6.	Please confirm whether the Adviser expects to hedge the Fund’s currency risk as part of the Macro Hedging Program.

Response:	The Adviser expects to hedge the Fund’s currency risk, though not as part of the Macro Hedging Program. The following disclosure has been added to the Principal Investment Strategies section:

The Adviser expects that the Fund will maintain short exposure with respect to the foreign currencies used to purchase (or sell short) securities in foreign local markets. Such short exposure is intended to hedge the Fund’s foreign currency risks described below under “Principal Investment Risks—Foreign Currency Risk.”

Comment 7.	Please confirm how the Fund will count investments in other investment companies with respect to its 80% policy.

Response:	The Fund will count towards its 80% policy any investments in other investment companies that predominantly invest in Asian securities. The following sentence has been added to the first paragraph under “Principal Investment Strategies”: “Asian securities also include investments in other investment companies (including ETFs) that predominantly invest in Asian securities.”

Comment 8.	With respect to the Fund’s investments of up to 50% of its net assets in options on individual equity securities and securities indices and up to 50% of its net assets in swap agreements, please confirm that the Fund will use such investments’ market value as opposed to notional value for determining compliance with such limitations.

Response:	The Fund confirms that the market value of options and swap agreements will be used to determine compliance with the Fund’s investment limitations.

Comment 9.	With respect to the Fund’s investments in short sales, please consider adding disclosure regarding whether the adviser expects to generally be net long and an estimate of what percentage of the Fund’s assets will generally be invested in short sales.

Response:	The following sentence has been added to the last paragraph under “Principal Investment Strategies”: “The Adviser expects that the Fund will generally have between 20% and 60% of the Fund’s total assets invested in short positions, although the Fund will generally be net long.”

Comment 10.	Under “Share Price,” please include the disclosure required by Item 11(a)(3) of Form N-1A with respect to the fact that the value of certain portfolio securities may change on days when shareholders will not be able to purchase or redeem shares.

Response:	The disclosure referenced above is contained in the sixth paragraph under “Share Price,” and consequently, no changes have been made in response to this comment.

Statement of Additional Information

Comment 11.	Under “Investment Strategies and Related Risks,” in the second sentence of the second paragraph, please add senior securities and securities lending to the list of activities that can affect the Fund’s compliance with its investment policies and limitations on a daily basis and not only immediately after the acquisition or sale of an asset.

Response: The requested change has been made.

Comment 12.	In the second paragraph under “Options, Futures and Related Strategies—General,” please consider enhancing the disclosure to discuss the specific de minimis limitations under CFTC Rule 4.5.

Response:	The following paragraph has been added to the above-referenced section:

To continue to be eligible for the exclusion from the definition of CPO under the CEA, the Funds intend to limit their investments in derivatives determined by the CFTC to be “commodity interests” (e.g., futures contracts, swap agreements, options on futures contracts or equity indices). Consequently, each Fund intends to invest in commodity interests solely for “bona fide hedging purposes” (as defined under CFTC regulations) or limit its use of commodity interests for non-bona fide hedging purposes such that (i) the aggregate initial margin and premiums required to establish commodity interest positions do not exceed 5% of the liquidation value of the Fund’s portfolio, or (ii) the aggregate “notional value” of the commodity interests do not exceed 100% of the liquidation value of the Fund’s portfolio.

Comment 13.	Under “Non-Fundamental Investment Restrictions,” please specify the notice period for informing shareholders about a change in the non-fundamental investment restrictions applicable to the Fund.

Response:	The disclosure has been revised to reference a 30-day notice period.

Comment 14.	With respect to the disclosure under “Board Committees—Valuation Committee,” please confirm whether any Trustees are members of the committee, and if not, why the disclosure is appropriate as a “Board Committee.” Additionally, please describe in your response how the Trust mitigates any conflicts of interest resulting from the portfolio managers constituting a majority of the committee.

Response:	The above-referenced disclosure has been updated to reflect that the Valuation Committee is currently composed of each Trustee, each Fund’s portfolio managers, the Trust’s principal financial officer and additional persons as may be appointed by the Board from time to time. Portfolio managers are not permitted to vote with respect to the valuation of a security held by a Fund for which such individual serves as a portfolio manager.

Comment 15.	Under “Portfolio Manager Compensation,” please describe with specificity the criteria used to determine the portfolio manager’s discretionary bonus, as required by Item 20(b) of Form N-1A.

Response:	The above-referenced paragraph has been revised to read as follows:

The Portfolio Managers’ are compensated with a base salary and discretionary bonus based on the profitability of the Adviser and the quality of the Portfolio Manager’s work over the course of the year. Additionally, Mr. Marder is entitled to receive a portion of the Adviser’s profits with respect to the Asia Fund that he manages. The Portfolio Managers’ compensation is not tied to the performance of the Funds. The Portfolio Managers may also be eligible for certain deferred compensation plans.

Because the Portfolio Managers’ bonus is “discretionary” and not tied to the Fund’s performance or directly to any other objective metric, it is not possible to describe the basis for the compensation with any greater specificity.

Comment 16.	The fourth paragraph under “Portfolio Transactions and Brokerage” discusses the allocation of investment opportunities by the adviser. Please confirm that such allocations are made pursuant to the adviser’s policies and procedures, which have been approved by the Trust’s Board of Trustees. Please also consider enhancing the disclosure to discuss the adviser’s default process for allocating investment opportunities.

Response:	The Trust confirms that the Board of Trustees has approved the Adviser’s policies and procedures pursuant to which investment opportunities are allocated to the Adviser’s clients, including the Fund. The following sentence has been added to the above-referenced paragraph: “Generally, when the Adviser purchases or sells a position for more than one client account on the same day, the purchase or sale activity will be “block traded” with each account receiving the same average price for the position and, if applicable, a pro rata allocation of the position.”

In addition to the above items, and in conjunction with your telephone conversation with the undersigned on March 21, 2014, the Registrant has revised the first paragraph (now two paragraphs) under “Performance of the Asia Fund’s Predecessor Private Fund” as follows:

The Fund is a newly registered mutual fund and does not have a full calendar year of performance as a mutual fund. The prior performance shown below is for Loeb Asia Fund, L.P. (the “Predecessor Private Fund”), an unregistered limited partnership managed by the portfolio manager of the Fund. The Predecessor Private Fund was reorganized into the Fund by transferring all of the Predecessor Private Fund’s assets to the Fund in exchange for Institutional Class shares of the Fund on March 28, 2014, the date that the Fund commenced operations. The Fund and the Predecessor Private Fund have each been managed in the same style and by the same portfolio manager since their respective inception dates. The Fund’s investment goals, policies, guidelines and restrictions are, in all material respects, equivalent to those of the Predecessor Private Fund.

The following information shows the ~~gross annual~~ net returns ~~(i.e., excluding management fees, fund expenses and performance fees)~~ of the Predecessor Private Fund’s Class A Limited Partnership Interests (“Class A Interests”) ~~adjusted to reflect the estimated fees and expenses of the Fund’s Institutional Class shares~~. ~~Limited Partnership~~ Class A Interests ~~in the Predecessor Private Fund~~ were subject to ~~lower~~ an annual management fee of 0.40% and non-trade related fund expenses (e.g., custodial fees, audit fees) for the period from inception to March 31, 2013. For the period from April 1, 2013 to March 28, 2014, Class A Interests were subject to an annual management fee of 0.40% and non-trade related fund expenses (e.g., custodial fees, audit fees) capped to a maximum of 0.25%. Additionally, Class A Interests were ~~fees than those of the Fund, but were also~~ subject to a performance fee of 27.5% of all gains in each fiscal year in excess of 5% and were not eligible for redemption during an initial two-year “lock-up” period. Other classes of the Predecessor Private Fund have been offered from time-to-time (none prior to the commencement of the Class A Interests) with similar non-trade related fund expenses, management fees of up to 1.00%, performance fees of up to 30% and lock-up periods of up to three years. ~~performance fees as high as 30% and non-trade related fund expenses of up to 0.25%~~. The Fund is not subject to a performance fee. From its inception on May 1, 2008 through the date of this prospectus, the Predecessor Private Fund was not subject to certain investment restrictions, diversification requirements and other restrictions of the Investment Company Act of 1940, as amended (the “1940 Act”) or Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), which, if they had been applicable, might have adversely affected the Predecessor Private Fund’s performance.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky

Michael D. Barolsky, Esq.

Vice President

U.S. Bancorp Fund Services, LLC,

as Administrator for Loeb King Trust

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